Exhibit 99.1

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

September 30, 2021

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of September 30, 2021 and December 31, 2020

(In thousands of Brazilian Reais)

	Notes	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	5	3,041,892	2,446,990
Short-term investments	6	2,245,996	8,128,058
Financial assets from banking solution	21.6	1,616,100	714,907
Accounts receivable from card issuers	7	18,456,427	16,307,155
Trade accounts receivable	8	1,256,039	1,415,850
Recoverable taxes		148,936	56,365
Prepaid expenses		172,593	67,658
Derivative financial instruments assets		179,483	43,103
Other assets		234,730	94,738
		27,352,196	29,274,824
Non-current assets
Trade accounts receivable NC	8	92,229	382,106
Receivables from related parties	13.2	4,586	7,200
Deferred tax assets	9.2	316,331	138,697
Prepaid expenses		225,314	51,164
Other assets NC		132,823	85,571
Long-term investments	6	1,999,967	-
Investment in associates		67,680	51,982
Property and equipment	10.1	1,301,325	717,234
Intangible assets	11	8,218,847	1,039,886
		12,359,102	2,473,840

Total assets		39,711,298	31,748,664

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of September 30, 2021 and December 31, 2020

(In thousands of Brazilian Reais)

	Notes	September 30, 2021	December 31, 2020
Liabilities and equity
Current liabilities
Deposits from banking customers	21.6	1,514,647	888,113
Accounts payable to clients	15	14,455,243	8,860,379
Trade accounts payable		397,583	180,491
Loans and financing	12	1,461,486	1,184,737
Obligations to FIDC quota holders	12	1,379,311	1,960,121
Labor and social security liabilities		316,884	173,103
Taxes payable		174,512	106,835
Derivative financial instruments liabilities		16,630	16,233
Other liabilities		72,837	10,369
		19,789,133	13,380,381
Non-current liabilities
Accounts payable to clients NC	15	2,810	-
Loans and financing	12	3,028,725	524,363
Obligations to FIDC quota holders NC	12	1,242,943	2,414,429
Deferred tax liabilities	9.2	654,331	61,086
Provision for contingencies	14.1	42,090	10,150
Labor and social security liabilities		55,344	81,258
Other liabilities NC		376,081	284,972
		5,402,324	3,376,258

Total liabilities		25,191,457	16,756,639

Equity	16
Issued capital		76	75
Capital reserve		14,485,433	13,479,722
Treasury shares		(1,065,184)	(76,360)
Other comprehensive income		123,180	(5,002)
Retained earnings		890,832	1,455,027
Equity attributable to owners of the parent		14,434,337	14,853,462
Non-controlling interests		85,504	138,563
Total equity		14,519,841	14,992,025

Total liabilities and equity		39,711,298	31,748,664

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss

For the nine and three months ended September 30, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

		Nine months ended September 30		Three months ended September 30
	Notes	2021	2020	2021	2020

Net revenue from transaction activities and other services	18	1,114,181	808,855	436,707	354,088
Net revenue from subscription services and equipment rental	18	663,809	266,080	370,972	92,517
Financial income	18	1,016,517	1,146,017	607,708	460,132
Other financial income	18	156,230	97,471	54,251	27,578
Total revenue and income		2,950,737	2,318,423	1,469,638	934,315

Cost of services		(1,067,699)	(556,707)	(525,614)	(208,053)
Administrative expenses		(599,214)	(270,023)	(359,762)	(106,165)
Selling expenses		(694,143)	(366,045)	(308,223)	(139,539)
Financial expenses, net		(580,843)	(275,655)	(330,745)	(64,691)
Fair value adjustment on equity securities designated at FVPL		(500,011)	-	(1,341,178)	-
Other income (expenses), net		(134,793)	(86,839)	(29,105)	(43,283)
	19	(3,576,703)	(1,555,269)	(2,894,627)	(561,731)

Loss on investment in associates		(9,211)	(3,913)	(2,793)	(1,095)
Profit (loss) before income taxes		(635,177)	759,241	(1,427,782)	371,489

Current income tax and social contribution	9.1	(127,173)	(161,518)	(42,605)	(91,153)
Deferred income tax and social contribution	9.1	186,455	(66,377)	210,173	(31,210)
Net income (loss) for the period		(575,895)	531,346	(1,260,214)	249,126

Net income (loss) attributable to:
Owners of the parent		(564,195)	540,301	(1,251,707)	254,901
Non-controlling interests		(11,700)	(8,955)	(8,507)	(5,775)
		(575,895)	531,346	(1,260,214)	249,126
Earnings (loss) per share
Basic earnings per share for the period attributable to owners of the parent (in Brazilian Reais)	17	(R$ 1.83)	R$ 1.91	(R$ 4.05)	R$ 0.87
Diluted earnings per share for the period attributable to owners of the parent (in Brazilian Reais)	17	(R$ 1.83)	R$ 1.88	(R$ 4.05)	R$ 0.86

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of other comprehensive income (loss)

For the nine and three months ended September 30, 2021 and 2020

(In thousands of Brazilian Reais)

		Nine months ended September 30		Three months ended September 30
	Notes	2021	2020	2021	2020

Net income (loss) for the period		(575,895)	531,346	(1,260,214)	249,126
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		(92,278)	30,759	(47,809)	4,872
Exchange differences on translation of foreign operations		5,404	-	4,597	-
Changes in the fair value of cash flow hedge - bond hedge	21.5	899	-	(61)	-
Unrealized loss on cash flow hedge - highly probable future imports	21.4(ii)	1,512	896	-	4,982
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Effects IAS 29 in hyperinflationary economies		1,043	-	1,043	-
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	6 (b.2)	213,753	3,412	5,922	-
Other comprehensive income (loss) for the period, net of tax		130,333	35,067	(36,308)	9,854

Total comprehensive income (loss) for the period, net of tax		(445,562)	566,413	(1,296,522)	258,980

Total comprehensive income (loss) attributable to:
Owners of the parent		(436,013)	575,368	(1,290,087)	264,755
Non-controlling interests		(9,549)	(8,955)	(6,435)	(5,775)
		(445,562)	566,413	(1,296,522)	258,980

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the nine months ended September 30, 2021 and 2020

(In thousands of Brazilian Reais)

			Attributable to owners of the parent
				Capital reserve
	Notes		Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings	Total	Non-controlling interest	Total
Balance as of December 31, 2019			62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005
Net income (loss) for the period			-	-	-	-	-	-	-	-	540,301	540,301	(8,955)	531,346
Other comprehensive income for the period			-	-	-	-	-	-	-	35,067	-	35,067	-	35,067
Total comprehensive income			-	-	-	-	-	-	-	35,067	540,301	575,368	(8,955)	566,413
Capital increase			13	7,872,541	-	-	-	7,872,541	-	-	-	7,872,554	-	7,872,554
Transaction costs			-	(26,981)	-	-	-	(26,981)	-	-	-	(26,981)	-	(26,981)
Cash proceeds from non-controlling interest			-	-	135,055	-	-	135,055	-	-	-	135,055	95,445	230,500
Issuance of shares for business acquisition			-	34,961	-	-	-	34,961	-	-	-	34,961	-	34,961
Repurchase of shares			-	-	-	-	-	-	(76,270)	-	-	(76,270)	-	(76,270)
Dilution non-controlling interest			-	-	2,138	-	-	2,138	-	-	-	2,138	(2,138)	-
Non-controlling interests arising on a business combination			-	-	-	-	-	-	-	-	-	-	8,184	8,184
Share-based payments			-	-	-	-	19,616	19,616	-	-	-	19,616	206	19,822
Others			-	-	-	-	-	-	-	-	-	-	17	17
Balance as of September 30, 2020			75	13,320,568	(86,483)	61,127	185,904	13,481,116	(76,360)	(37,268)	1,141,257	14,508,820	93,385	14,602,205

Balance as of December 31, 2020			75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025
Net income (loss) for the period			-	-	-	-	-	-	-	-	(564,195)	(564,195)	(11,700)	(575,895)
Other comprehensive income for the period			-	-	-	-	-	-	-	128,182	-	128,182	2,151	130,333
Total comprehensive income			-	-	-	-	-	-	-	128,182	(564,195)	(436,013)	(9,549)	(445,562)
Repurchase of shares	16.3		-	-	-	-	-	-	(988,824)	-	-	(988,824)	-	(988,824)
Issuance of shares for purchased non-controlling interests	16.2	/22	1	516,891	(208,481)	-	-	308,410	-	-	-	308,411	(77,911)	230,500
Issuance of shares for business combination	16.2		-	-	629,260	-	-	629,260	-	-	-	629,260	-	629,260
Non-controlling interests arising on a business combination	22		-	-	-	-	-	-	-	-	-	-	36,337	36,337
Share-based payments	20		-	-	-	-	91,889	91,889	-	-	-	91,889	31	91,920
Transaction costs from subsidiaries			-	-	(23,848)	-	-	(23,848)	-	-	-	(23,848)	-	(23,848)
Sale of subsidiary	22		-	-	-	-	-	-	-	-	-	-	(1,219)	(1,219)
Dividends paid			-	-	-	-	-	-	-	-	-	-	(1,651)	(1,651)
Cash proceeds from non-controlling interest			-	-	-	-	-	-	-	-	-	-	893	893
Others			-	-	-	-	-	-	-	-	-	-	10	10
Balance as of September 30, 2021			76	13,824,476	310,448	61,127	289,382	14,485,433	(1,065,184)	123,180	890,832	14,434,337	85,504	14,519,841

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

 StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the nine months ended September 30, 2021 and 2020

(In thousands of Brazilian Reais)

		Nine months ended September 30
	Notes	2021	2020
Operating activities
Net income (loss) for the period		(575,895)	531,346
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	10.2	395,790	184,940
Deferred income tax and social contribution	9.1	(186,455)	66,377
Loss on investment in associates		9,211	3,913
Interest, monetary and exchange variations, net		(643,187)	(142,675)
Provision for contingencies	14.1	4,759	2,186
Share-based payments expense	20	91,920	19,822
Allowance for expected credit losses		39,376	26,438
Loss on disposal of property, equipment and intangible assets		84,186	27,048
Effect of applying hyperinflation		1,273	-
Loss on sale of subsidiary	2.1(i)	12,746	-
Fair value adjustment in financial instruments at FVPL		1,642,737	(46,701)
Fair value adjustment in derivatives		85,404	20,776
Remeasurement of previously held interest in subsidiary acquired	24.1.4	(15,848)	(2,992)
Working capital adjustments
Accounts receivable from card issuers		(2,423,373)	(1,713,351)
Receivables from related parties		(425)	6,243
Recoverable taxes		(71,203)	(8,461)
Prepaid expenses		(274,350)	(104,277)
Trade accounts receivable, banking solutions and other assets		(50,121)	(1,026,435)
Accounts payable to clients		3,890,747	1,016,200
Taxes payable		123,288	208,672
Labor and social security liabilities		28,759	87,904
Provision for contingencies		(7,875)	(2,068)
Other liabilities		239	59,645
Interest paid		(180,864)	(138,290)
Interest income received, net of costs		1,121,719	865,346
Income tax paid		(90,642)	(127,760)
Net cash provided by (used in) operating activities		3,011,916	(186,154)

Investing activities
Purchases of property and equipment		(611,002)	(334,695)
Purchases and development of intangible assets		(139,958)	(70,696)
Acquisition of subsidiary, net of cash acquired		(4,737,410)	(85,338)
Sale of subsidiary, net of cash disposed of		(35)	-
Proceeds from short- and long-term investments, net		5,078,290	(5,159,157)
Acquisition of equity securities	6 (b.3)	(2,480,003)	-
Disposal of short- and long-term investments – equity securities		209,324	-
Proceeds from the disposal of non-current assets		(1,316)	6,550
Acquisition of interest in associates		(41,459)	(43,471)
Net cash used in investing activities		(2,723,569)	(5,686,807)

Financing activities
Proceeds from borrowings	12	5,985,408	3,606,820
Payment of borrowings		(3,089,382)	(5,331,130)
Payment to FIDC quota holders	12	(2,353,300)	(1,646,333)
Proceeds from FIDC quota holders	12	584,191	2,500,000
Payment of leases	12	(62,824)	(28,094)
Capital increase, net of transaction costs		-	7,845,573
Repurchase of shares	16.3	(988,824)	(76,270)
Acquisition of non-controlling interests		(900)	(702)
Transaction with non-controlling interests	22	230,500	-
Dividends paid to non-controlling interests		(1,651)	-
Cash proceeds from non-controlling interest	22	893	230,500
Net cash provided by financing activities		304,111	7,100,364

Effect of foreign exchange on cash and cash equivalents		2,444	(3,426)
Change in cash and cash equivalents		594,902	1,223,977

Cash and cash equivalents at beginning of the period	5	2,446,990	968,342
Cash and cash equivalents at end of the period	5	3,041,892	2,192,319
Change in cash and cash equivalents		594,902	1,223,977

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2021

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place, 103 South Church Street in George Town, Grand Cayman.

The Company is controlled by HR Holdings, LLC, which owns 57.6% of voting power, whose ultimate parent is an investment fund, the VCK Investment Fund Limited SAC A and a trust duly organized the Old Bridges Trust, the investment fund is owned by a co-founding individual Company’s shares are publicly traded on the Nasdaq Global Market under the symbol “STNE”.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology services and software solutions to clients allowing them to conduct electronic commerce seamlessly across in-store, online, and mobile channels and helping them better manage their businesses, become more productive and sell more - both online and offline.

The interim condensed consolidated financial statements of the Group for the nine months ended September 30, 2021 and 2020 were approved at the Board of Directors’ meeting on November 11, 2021.

1.1.	Linx acquisition

On November 17, 2020, Linx S.A (“Linx”) held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. ("STNE Par") that holds the software investments business of the Group and Linx, a leading provider of retail management software in Brazil. The transaction was unanimously approved by the Brazilian Antitrust Authority (“CADE”) on June 16, 2021, with no restrictions, and was completed on July 01, 2021.

Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment of R$33.5229 updated pro rata die according to the CDI rate variation from February 11, 2021 until the date of the effective payment and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR (Brazilian Depositary Receipt) Level1 (“StoneCo BDR”), admitted to trading on B3, and credited to the shareholders’ account on July 01, 2021, provided that each 1 (one) StoneCo BDR corresponded to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio was calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 178,361,138 on the transaction consummation date and represented a total consideration of R$37.78 for each Linx share.

The redemption mentioned above was adjusted by a Linx’s intermediary dividends payment, approved on June 16, 2021, based on the accumulated profits of fiscal years prior to 2020, as evidenced in its balance sheet of December 31, 2020, in the amount of R$ 100,000 (one hundred million reais), corresponding to R$ 0.5636918 per share. On the date of the dividend approval, the Group already had Linx’s shares classified as Short-term investments, so it received an amount of R$ 20,129 as dividends, recognized in Other income (expenses), net.

For further information, see Note 24.

1.2.	Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

In the nine months ended September 2021, the second wave of the COVID-19 pandemic in Brazil resulted in different commerce restrictions among different Brazilian cities, imposing a more challenging scenario for the clients and commerce. The unaudited interim condensed consolidated financial statements were temporarily impacted by the clients’ lower volumes as a result of those commerce restrictions. The risks keep being monitored closely, and the Group is following health and safety guidelines as they evolve.

2.	Group information

2.1.	Subsidiaries

The interim condensed consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	September 30, 2021	December 31, 2020
DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Holding company	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
STNE Participações S.A. (“STNE Par”)	Brazil	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. (“STNE Par Tec”)	Brazil	Holding company	100.00	100.00
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”) (iii)	Brazil	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	100.00	100.00
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	100.00	100.00
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	53.27	56.73
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”) (iii)	Brazil	Technology services	-	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	100.00	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Brazil	Financial services	100.00	100.00
Stone Logística Ltda ("Stone Log")	Brazil	Logistic services	100.00	100.00
PDCA S.A. ("PDCA") (Note 22 (a))	Brazil	Merchant acquiring	100.00	67.00
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (i)	Brazil	Technology services	-	58.10
MAV Participações S.A. (“MVarandas”)	Brazil	Technology services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Brazil	Health plan management	100.00	100.00
VittaPar LLC. (“Vitta Group”)	USA	Holding company	100.00	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Brazil	Insurance services	100.00	100.00
Vitta Serviços em Saúde LTDA. (“Vitta Group”)	Brazil	Health services	100.00	100.00
Vitta Saúde Administradora em Benefícios LTDA. (“Vitta Group”)	Brazil	Health services	100.00	100.00
MLabs Software S.A. (“MLabs”) (Note 24)	Brazil	Social media services	51.50	51.50
Questor Sistemas S.A (“Questor”) (Note 24)	Brazil	Technology services	50.00	50.00
Sponte Informática S.A ("Sponte") (Note 24)	Brazil	Technology services	90.00	90.00
StoneCo CI Ltd (“Creditinfo Caribbean”)	Cayman Islands	Holding company	53.05	53.05
Creditinfo Jamaica Ltd (“Creditinfo Caribbean”)	USA	Credit bureau services	53.05	53.05
Creditinfo Guyana Inc (“Creditinfo Caribbean”)	Guyana	Credit bureau services	53.05	53.05
Creditadvice Barbados Ltd (“Creditinfo Caribbean”)	Barbados	Credit bureau services	53.05	53.05
Stone Seguros S.A (“Stone Seguros”)	Brazil	Insurance services	100.00	100.00
TAPSO FIDC ("FIDC TAPSO")	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone II (“FIDC AR II”)	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”)	Brazil	Receivables investment fund	100.00	100.00
SOMA FIDC (“FIDC SOMA”)	Brazil	Receivables investment fund	100.00	100.00
SOMA III FIDC (“FIDC SOMA III”)	Brazil	Receivables investment fund	100.00	100.00
SOMA IV FIDC (“FIDC SOMA IV”) (Note 12 (iii))	Brazil	Receivables investment fund	100.00	-
STONECO EXCLUSIVO FIC FIM (“FIC FIM STONECO”)	Brazil	Investment fund	100.00	100.00
StoneCo Pagamentos UK Ltd. (ii)	UK	Service Provider	100.00	-
SimplesVet Tecnologia S.A. ("SimplesVet") (Note 24)	Brazil	Technology services	50.00	-
VHSYS Sistema de Gestão S.A. ("VHSYS") (Note 24)	Brazil	Technology services	50.00	-

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	September 30, 2021	December 31, 2020
Collact Serviços Digitais Ltda. (“Collact”) (Note 24)	Brazil	Customer Relationship Management	100.00	-
Trampolin Pagamentos S.A. (“Trampolin”)	Brazil	Technology services	100.00	-
Linx S.A. ("Linx") (Note 24)	Brazil	Technology services	100.00	-
Linx Sistemas e Consultoria Ltda. (iv)	Brazil	Technology services	100.00	-
Linx Telecomunicações Ltda. (iv)	Brazil	Technology services	100.00	-
Napse S.R.L.(“Napse Argentina”) (iv)	Argentina	Technology services	98.00	-
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Synthesis Chile”) (iv)	Chile	Technology services	99.00	-
Synrhesis IT Peru S.A.C. (Synthesis Peru) (iv)	Peru	Technology services	99.00	-
Synthesis Holding LLC. (iv)	USA	Technology services	100.00	-
Synthesis US LLC (iv)	USA	Technology services	100.00	-
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (Retail Mexico) (iv)	Mexico	Technology services	99.00	-
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Synthesis Mexico”) (iv)	Mexico	Technology services	99.00	-
Mercadapp Soluções em Software Ltda (iv)	Brazil	Technology services	100.00	-
Hiper Software S.A. (iv)	Brazil	Technology services	100.00	-
Linx Pay Meios de Pagamento Ltda. (“Linx Pay”) (iv)	Brazil	Technology services	100.00	-
Ametista Serviços Digitais Ltda (iv)	Brazil	Technology services	100.00	-
Esmeralda Serviços Digitais Ltda (iv)	Brazil	Technology services	100.00	-
Diamante Serviços Digitais Ltda (iv)	Brazil	Technology services	100.00	-
Safira Serviços Digitais Ltda (iv)	Brazil	Technology services	100.00	-
Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”) (iv)	Brazil	Investment Fund	100.00	-
Santander Moving Tech RF Referenciado DI CP FI (“Santander Moving Tech”) (iv)	Brazil	Investment Fund	100.00	-

(i)	On June 28, 2021, the Group sold all of the 4,205,115 Linked Gourmet’s shares held by it, representing 58.10% of the total and voting capital shareholding, for the total price of R$ 1, thus withdrawing from Linked’s shareholders. The Group derecognized all Linked’s assets and liabilities, including goodwill at acquisition and non-controlling interests in the subsidiary, resulting in R$ 12,746 of losses with the disposal.

(ii)	On February 3, 2021, StoneCo Pagamentos UK Ltd was formed to provide technical risk management services to StoneCo's group companies.

(iii)	On September 1, 2021, Mundipagg was merged into Pagar.me.

(iv)	Linx’s subsidiaries acquired by the Group through business combination with Linx (see details in Note 24).

The Group holds options to acquire additional interests in some of its subsidiaries. Each of the options has been evaluated in accordance with pre-determined formulas and R$ 4,959 were recorded in the consolidated statement of financial position as an asset under Derivative financial instruments.

2.2.	Associates

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	September 30, 2021	December 31, 2020
Alpha-Logo Serviços de Informática S.A. ("Tablet Cloud")	Brazil	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. ("Trinks")	Brazil	Technology services	19.90	19.90
Delivery Much Tecnologia S.A. ("Delivery Much") (i)	Brazil	Food delivery marketplace	29.50	22.64
APP Sistemas S.A. (“APP”) (ii)	Brazil	Technology services	20.00	-
Collact Serviços Digitais Ltda. (“Collact”) (iii)	Brazil	Custom Relationship Management	-	25.00
VHSYS Sistema de Gestão S.A. ("VHSYS")	Brazil	Technology services	-	33.33

(i)	On February 23, 2021, the Group acquired additional 6.85% interest in Delivery Much Tecnologia S.A. ("Delivery Much") through capital increase of R$ 34,998. The initial acquisition occurred in 2020.

(ii)	On August 20, 2021, the Group acquired a 20% interest in APP, a private company based in the State of São Paulo, Brazil, for R$ 1,641 through a loan agreement conversion. APP develops software directed to hotelier segment, with which the Company expects to obtain synergies in its services to clients. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 30% interest in APP.

(iii)	See Note 24.1.

The Group holds options to acquire additional interests in some of its associates. Each of the options has been evaluated in accordance with pre-determined formulas and R$ 508 were recorded in the consolidated statement of financial position as an asset under Derivative financial instruments.

3.	Basis of preparation and changes to the Group’s accounting policies

As mentioned in Note 1.1, the Group acquired Linx. Due to this acquisition, some accounting policies became applicable to the Group as from July 1st, 2021. Notes 3.3 to 3.6 refer to these new applicable accounting policies.

3.1.	Basis of preparation

The interim condensed consolidated financial statements for the nine months ended September 30, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2020.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards, as well as those adopted as part of the Linx acquisition, as set out below.

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	Estimates

The preparation of interim condensed financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set in the consolidated financial statements for the year ended December 31, 2020 and no changes were made, except for updates in assumptions used to estimate the fair value in loans designated at fair value through profit and loss.

As we have observed a reduction in the expected cash flows, especially due to the reduction of observed recovery rates in delinquent loans, we have reviewed downwards the fair value of our loan portfolio. We review the judgements and estimates used in measuring the fair value of such portfolio each reporting date.

3.3.	IAS 29 Accounting and reporting standard in highly hyperinflationary economy

Considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in hyperinflationary economy (IAS 29) is mandatory in relation to the Linx’s subsidiary Napse S.R.L., located in Argentina.

Pursuant to IAS 29, non-cash assets and liabilities, the shareholders’ equity and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period.

IAS 29 is applicable after acquiring Linx in 2021, as stated in Notes 1.1 and 24 of the financial statements.

3.4.	Deferred revenue

As a result of the Linx acquisition, the Group records deferred revenue related to hours contracted by clients for rendering of services. Revenue is recognized after provision of service. In case billed amounts exceed services rendered plus recognized revenue, the difference is stated in the balance sheet as deferred revenue and is currently presented in the balance sheet as deferred revenue under “other liabilities”.

3.5.	Employee benefits

In addition to the employee benefits disclosed in the annual financial statements, as a result of the Linx acquisition, the Group now accounts for post-employment benefits and health care plans offered to its employees and may be extended to spouses and dependentes. Linx and its subsidiaries are co-sponsor of the health plans and the employees contribute with a monthly fixed installment. Costs with monthly defined contributions made by the Company and its subsidiaries are recognized in the statement of profit or loss on a monthly basis.

Costs, contributions and actuarial liabilities related to such plans are determined annually, based on an assessment carried out by independent actuaries.

3.6.	Trade accounts receivable carried at amortized cost

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”). The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

After Linx acquisition, the Group carries Linx Pay’s accounts receivable from card issuers at amortized cost.

3.7.	Loans originated from July 1st, 2021 carried at amortized cost

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVPL, irrespective of the business model.

Loans originated from July 1, 2021 are held to collect payments of principal and interest and meet the SPPI test and as such are accounted for at amortized cost.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The amounts recognized at September 30, 2021 amount to R$ 731 and were assessed to be immaterial for further IFRS 7 disclosures.

3.8.	COVID-19

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19, including Brazil.

We have taken a series of measures in an effort to curb COVID-19 impacts on our business and operations, as disclosed in the Group’s annual consolidated financial statements as of December 31, 2020.

4.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income and interim condensed consolidated statement of financial position.

5.	Cash and cash equivalents

	September 30, 2021	December 31, 2020

Short-term bank deposits - denominated in R$	2,981,525	2,370,414
Short-term bank deposits - denominated in US$	47,838	76,576
Short-term bank deposits - denominated in other foreign currencies	12,529	-
	3,041,892	2,446,990

6.	Short- and Long-term investments

	September 30, 2021	December 31, 2020
Short-term
Listed securities
Bonds (a)	1,310,715	675,599
Equity securities (b.1)	-	970,353
Unlisted securities
Bonds (a)	893,732	6,464,154
Investment funds (c)	41,549	10,136
Equity securities (b.2)	-	7,816

Long-term
Listed securities
Equity securities (b.3)	1,979,993	-
Unlisted securities
Equity securities (b.2)	19,974	-
	4,245,963	8,128,058
Current	2,245,996	8,128,058
Non-current	1,999,967	-

(a)	Comprised of public and private bonds in the amount of R$ 1,014,453 and R$ 1,189,994 (2020 – R$ 465,538 and R$ 6,674,215) respectively, with maturities greater than three months, indexed to fixed and floating rates. As of September 30, 2021, bonds of listed companies are mainly indexed to fixed rates in USD and hedged to Brazilian reais (2020 – 97.5% to 100% CDI rate) using a cross-currency interest rate swap (Note 21.5). Liquidity risk is minimal.

(b)	Comprised of ordinary shares of listed and unlisted entities. These assets are measured at fair value, and the Group elected asset by asset the recognition of the changes in fair value of the existing listed and unlisted equity instruments through profit or loss (“FVPL”) or other comprehensive income (“FVOCI”). Fair value of unlisted equity instruments as of September 30, 2021 was determined based on recent negotiations of the securities.

(b.1) In December 31, 2020 comprised of Linx shares that were part of business combination consideration paid.

(b.2) The change in fair value of equity securities at FVOCI for the nine months ended September 30, 2021 was R$ 213,753 (2020 – R$ 3,412), which was recognized in other comprehensive income.

(b.3) On May 24, 2021, the Group signed a definitive investment agreement with Banco Inter S.A. (“Banco Inter”), a leading and fast-growing digital bank in Brazil which allowed the Group to invest up to R$ 2,480,003 in newly issued shares issued by Banco Inter, becoming a minority investor (limited to a 4.99% stake) of Banco Inter after the transaction (the “Investment”). As part of the Investment, the Group acquired the right of first refusal in the case of change of control of Banco Inter, for a period of six years and according to certain price thresholds; and the right to join the Board of Directors of Banco Inter with one seat out of nine. We understand that the investment does not allow us to have significant influence on Banco Inter, so the investment is classified as fair value through profit or loss. The change in fair value of equity securities at FVPL for the nine months ended September 30, 2021 was a loss of R$ 500,011, which was recognized in the statement of profit or loss.

(c)	Comprised of foreign investment fund shares.

Short-term investments are denominated in Brazilian reais and U.S. dollars.

7.	Accounts receivable from card issuers

Accounts receivable are amounts due from card issuers regarding transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

	September 30, 2021	December 31, 2020

Accounts receivable from card issuers (a)	17,814,118	16,031,948
Accounts receivable from other acquirers (b)	655,181	287,972
Allowance for expected credit losses	(12,872)	(12,765)
	18,456,427	16,307,155

(a)	Refers to accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Refers to accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions and sub-acquiring operation.

As of September 30, 2021, R$ 2,715,314 of the total Accounts receivable from card issuers are held by FIDC AR III and AR II (December 31, 2020 — R$ 4,437,285 held by FIDC AR II and FIDC AR III). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders. Accounts receivable from card issuers in the amount of R$450,353 (December 31, 2020 – R$450,217) guarantee the liability with debentures.

8.	Trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to loans designated at fair value through profit or loss (“FVPL”), equipment rental and other services.

	September 30, 2021	December 31, 2020

Loans designated at FVPL (a)	946,783	1,646,685
Accounts receivable (b)	396,208	130,059
Other trade accounts receivable	68,294	53,675
Allowance for expected credit losses	(63,017)	(32,463)
	1,348,268	1,797,956
Current	1,256,039	1,415,850
Non-current	92,229	382,106
(a)	The Group has irrevocably elected to classify loans originated until June 30, 2021 at fair value with net changes recognized in the statement of profit or loss. The amount is held by FIDC SOMA, FIDC SOMA III and FIDC SOMA IV. The Company changed its business model, and therefore, loans originated since July 1st, 2021 are valued at amortized cost, as disclosed in note 3.4.

(b)	Comprised mainly of accounts receivable from equipment rental and subscription services.

9.	Income taxes

Income taxes are comprised of taxation over operations in Brazil and abroad, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

9.1.	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates at 34% for the nine months ended September 30, 2021 and 2020:

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020
Profit (loss) before income taxes	(635,177)	759,241	(1,427,782)	371,489
Brazilian statutory rate	34%	34%	34%	34%
Tax expense at the statutory rate	215,960	(258,142)	485,446	(126,306)

Additions (exclusions):
Gain (loss) from entities not subject to the payment of income taxes	(160,872)	41,214	(341,123)	14,061
Different tax rates for companies abroad	(3,593)	-	(702)	-
Other permanent differences	12,759	(6,303)	5,853	(3,403)
Equity pickup on associates	(3,132)	(1,331)	(950)	(373)
Unrecorded deferred taxes	(34,534)	(19,005)	(2,576)	(10,334)
Use of tax losses previously unrecorded	-	44	-	11
Interest payments on net equity	5,932	5,682	-	-
Previously unrecognized on deferred income tax (temporary and tax losses)	21,506	-	21,506	-
R&D Tax Benefits	4,687	7,903	175	2,151
Other tax incentives	569	2,043	(61)	1,830
Total income tax and social contribution expense	59,282	(227,895)	167,568	(122,363)
Effective tax rate	9%	30%	12%	33%

Current income tax and social contribution	(127,173)	(161,518)	(42,605)	(91,153)
Deferred income tax and social contribution	186,455	(66,377)	210,173	(31,210)
Total income tax and social contribution expense	59,282	(227,895)	167,568	(122,363)

9.2.	Changes in deferred income taxes

Net changes in deferred income taxes relate to the following:

At December 31, 2020	77,611
Losses available for offsetting against future taxable income	86,355
Deferred taxes on temporary differences	19,912
Accounts receivable from card issuers at FVOCI	47,539
Tax deductible goodwill	(9,169)
Share-based compensation	2,942
Temporary differences under FIDC	190
Deferred income taxes arising from business combinations	(612,936)
Assets at FVPL	69,644
Technological innovation benefit	(22,162)
Unrealized loss on cash flow hedge at FVOCI	(779)
Others	2,853
At September 30, 2021	(338,000)

9.3.	Deferred income taxes by nature

	September 30, 2021	December 31, 2020
Losses available for offsetting against future taxable income	170,936	84,581
Deferred taxes on temporary differences	105,907	85,995
Accounts receivable from card issuers at FVOCI	71,800	24,261
Tax deductible goodwill	39,732	48,901
Share-based compensation	35,635	32,693
Temporary differences under FIDC	(66,346)	(66,536)
Deferred income taxes arising from business combinations	(652,049)	(39,113)
Assets at FVPL	(5,644)	(75,288)
Technological innovation benefit	(37,594)	(15,432)
Unrealized loss on cash flow hedge at FVOCI	-	779
Others	(377)	(3,230)
Deferred tax, net	(338,000)	77,611

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely. However, the loss carryforward can only be used to offset up to 30% of taxable profit for the period.

9.4.	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 67,282 (December 31, 2020 – R$ 36,906) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

10.	Property and equipment

10.1.	Changes in Property and equipment

	Balance at 12/31/2020	Additions	Disposals (i)	Transfers	IAS 29	Business combination	Balance at 09/30/2021
Cost
Pin Pads & POS	736,775	489,800	(73,121)	-	-	15,858	1,169,312
IT equipment	128,244	67,571	(4,140)	(2,747)	12	36,131	225,071
Facilities	40,524	12,014	(3,905)	-	25	33,748	82,406
Machinery and equipment	18,242	1,463	(230)	2,683	-	8,310	30,468
Furniture and fixtures	14,629	2,282	(390)	64	(3)	8,019	24,601
Vehicles and airplane	16,261	30,693	(913)	-	4	5,999	52,044
Construction in progress	81	8,233	-	-	-	1,873	10,187
Right-of-use assets - Vehicles	20,007	11,682	(2,025)	-	-	-	29,664
Right-of-use assets - Offices	126,571	55,334	(15,382)	-	-	73,396	239,919
	1,101,334	679,072	(100,106)	-	38	183,334	1,863,672
Depreciation
Pin Pads & POS	(248,704)	(138,825)	17,150	-	-	-	(370,379)
IT equipment	(57,801)	(26,117)	280	-	-	-	(83,638)
Facilities	(17,180)	(6,196)	965	-	-	-	(22,411)
Machinery and equipment	(14,140)	(3,185)	69	-	-	-	(17,256)
Furniture and fixtures	(3,882)	(1,429)	153	-	-	-	(5,158)
Vehicles and airplane	(1,544)	(3,724)	769	-	-	-	(4,499)
Right-of-use assets - Vehicles	(6,906)	(5,900)	1,213	-	-	-	(11,593)
Right-of-use assets - Offices	(33,943)	(26,285)	12,815	-	-	-	(47,413)
	(384,100)	(211,661)	33,414	-	-	-	(562,347)

Property and equipment, net	717,234	467,411	(66,692)	-	38	183,334	1,301,325

(i)	Of the total disposals, R$ 185 refers to the sale of Linked Gourmet (Note 2.1 (i)).

10.2.	Depreciation and amortization charges

Depreciation and amortization expenses have been charged in the following line items of the consolidated statement of profit or loss:

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020

Cost of services	192,861	116,089	78,040	34,051
General and administrative expenses	168,201	44,507	124,272	17,351
Selling expenses	34,728	24,344	11,665	10,150
Depreciation and Amortization charges	395,790	184,940	213,977	61,552
Depreciation charge	211,661	134,645	83,464	39,932
Amortization charge (Note 11)	184,129	50,295	130,513	21,620
Depreciation and Amortization charges	395,790	184,940	213,977	61,552

11.	Intangible assets

	Balance at 12/31/2020	Additions (i)	Disposals (ii)	Transfers	IAS 29	Business combination	Balance at 09/30/2021
Cost
Goodwill - acquisition of subsidiaries	654,044	-	(8,633)	-	-	5,113,249	5,758,660
Customer relationship	155,101	-	-	-	-	1,348,105	1,503,206
Trademark use right	12,491	-	-	-	-	-	12,491
Trademarks and patents	3,728	665	(3)	-	-	281,633	286,023
Software	204,649	130,452	(14,127)	6,378	(268)	421,433	748,517
Licenses for use - payment arrangements	25,250	4,959	-	(3,658)	-	60,797	87,348
Exclusivity right	38,827	-	-	-	-	-	38,827
Software in progress	26,246	27,138	(8,263)	(2,720)	-	-	42,401
Right-of-use assets - Software	66,837	5,626	(13)	-	-	-	72,450
	1,187,173	168,840	(31,039)	-	(268)	7,225,217	8,549,923
Amortization
Customer relationship	(50,543)	(87,422)	-	-	-	-	137,965
Trademark use right	(12,491)	-	-	-	-	-	(12,491)
Trademarks and patents	(793)	(922)	-	-	-	-	(1,715)
Software	(55,508)	(63,823)	340	-	-	-	118,991
Licenses for use - payment arrangements	(13,295)	(6,224)	-	-	-	-	(19,519)
Exclusivity right	(647)	(2,905)	-	-	-	-	(3,552)
Right-of-use assets - Software	(14,010)	(22,833)	-	-	-	-	(36,843)
	(147,287)	(184,129)	340	-	-	-	(331,076)

Intangible assets, net	1,039,886	(15,289)	(30,699)	-	(268)	7,225,217	8,218,847

(i)	Of the total software additions, R$ 11,271 refers to Nodis acquisition (Note 24.3). The estimated useful life is 10 years.

(ii)	Of the total disposals, R$ 2,407 refers to the sale of Linked Gourmet (Note 2.1 (i)).

12.	Loans and financing

	Balance at 12/31/2020	Additions	Disposals	Payment	Business Combination (vi)	Changes in Exchange Rates	Interest	Balance at 09/30/2021

Obligations to FIDC AR quota holders (i)	4,114,315	-	-	(1,754,004)	-	-	149,421	2,509,732
Obligations to FIDC TAPSO quota holders (ii)	20,476	-	-	(481)	-	-	661	20,656
Obligations to FIDC SOMA quota holders (iii)	239,759	584,191	-	(747,702)	-	-	15,618	91,866
Bonds (iv)	-	2,477,408	-	-	-	210,696	31,229	2,719,333
Leases	174,861	72,642	(3,297)	(62,824)	88,879	(35)	7,992	278,218
Bank borrowings (v)	390,830	3,508,000	-	(3,106,769)	258,797	-	42,738	1,093,596
Debentures	398,358	-	-	(9,154)	-	-	9,860	399,064
Loans with private entities (vii)	745,051	-	-	(753,733)	-	-	8,682	-
	6,083,650	6,642,241	(3,297)	(6,434,667)	347,676	210,661	266,201	7,112,465
Current	3,144,858							2,840,797
Non-current	2,938,792							4,271,668

(i)	Payments mainly refer to the amortization of the principal and the payment of interest of the third series of FIDC AR II.

(ii)	In March 2021, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2022. Until March 2, 2021, the benchmark return rate remained at 100% of the CDI + 1.15% per year, and after this date, the benchmark return rate became 100% of the CDI + 1.80% per year.

(iii)	Additions refer to the first series of FIDC SOMA III and SOMA IV senior and mezzanine quotas. The total issuance of SOMA III to third party investors was R$ 493,000, of which R$ 246,500 were received in 2020 (R$ 239,232 net of the offering transaction costs, which will be amortized over the course of the series) and R$ 246,500 (with a monetary restatement of R$ 1,434) were received in the first quarter of 2021. The total issuance of SOMA IV to third party investors was R$ 340,000 (R$ 336,257 net of the offering transaction costs, which will be amortized over the course of the series). In the third quarter of 2021, the Group liquidated SOMA III senior and mezzanine quotas and SOMA IV senior quotas.

(iv)	In June 2021, the Group issued its inaugural dollar bond, raising USD 500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the course of the debt).

(v)	The Group has issued a total amount of R$ 3,508,000 of new CCBs (Bank Credit Notes), maturing until December 2021, which price range is from CDI + 0.70% to CDI + 1.10%. The proceeds of these loans were used mainly for the prepayment of receivables.

(vi)	Arising from business combination (Note 24).

(vii)	In the third quarter of 2021, loans with private entities that were collateralized by financial assets were settled through the definitive transfer of the risks and rewards of ownership related financial assets. Therefore, both the financial liability and the related financial asset, recognized in "Accounts receivable from card issuers", were written off in the statement of financial position.

The Group is compliant will all borrowing limits or covenants (where applicable) on any of its borrowing facilities.

13.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

13.1.	Transactions with related parties

The following transactions were carried out with related parties:

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020
Sales of services
Associates (legal and administrative services) (i)	19	9	4	3
	19	9	4	3
Purchases of goods and services
Entity controlled management personnel (ii)	(16)	(13,705)	-	(2,958)
Associates (transaction services) (iii)	(1,833)	(1,526)	(546)	(699)
Service provider (iv)	(360)	-	(120)	-
	(2,209)	(15,231)	(666)	(3,657)
(i)	Related to services provided to VHSYS.

(ii)	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services reimbursed to Zurich Consultoria e Participações Ltda, companies owned by related parties.

(iii)	Related mainly to expenses paid to Collact in the period from January to June 2021 and VHSYS from January to March 2021 due to new customers acquisition.

(iv)	Related to strategic consulting for data science with LAMPS Desenvolvimento Ltda, company owned by related parties.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

13.2.	Balances at the end of the period

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2021	December 31, 2020

Loans to management personnel	4,546	4,149
Convertible loans	40	3,051
Receivables from related parties	4,586	7,200

As of September30, 2021, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in six to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

14.	Provision for contingencies

The Group companies are party to labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of September 30, 2021 is R$ 19,825 (December 31, 2020 - R$ 20,448), which are included in other assets in non-current assets.

14.1.	Probable losses, provided for in the statement of financial position

The provisions for probable losses are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Tax	Total
Balance at December 31, 2020	9,572	578	-	10,150
Additions	6,418	1,198	73	7,689
Reversals	(2,434)	(496)	-	(2,930)
Interests	1,033	125	-	1,158
Payments	(6,926)	(949)	-	(7,875)
Business Combinations	2,371	10,660	20,867	33,898
Balance at September 30, 2021	10,034	11,116	20,940	42,090

●	Stone, MNLT, Pagar.me, Cappta, PDCA, Stone SCD, Buy4, Mundipagg and VHSYS are parties to legal suits and administrative proceedings filed with several courts and governmental agencies, in the ordinary course of their operations, involving civil and labor claims.

●	As part of the Linx acquisition we have recorded an amount of R$ 26,858 related to Civil, Labor and Tax legal suits and R$ 7,040 related to Tax of Questor.

14.2.	Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	September 30, 2021	December 31, 2020
Civil	81,606	46,169
Labor	55,108	15,024
Tax	59,985	-
Total	196,699	61,193

The nature of the main litigations is summarized as follows:

• Stone is party to two injunctions filed by a financial institution against accredited clients in which Stone was called as a defendant, demanding Stone to refrain from prepayment of receivables related to any credits of the accredited clients resulting from credit and debit cards, in addition to requesting that the amounts arising out of the transactions be paid at the bank account maintained at the financial institution that filed such lawsuit. There are no claims directly against Stone, and the possible loss derives exclusively from attorney´s fees. The amount provided as possible loss is R$ 12,432 (December 31, 2020 - R$ 10,835).

• The Company is part of a collection action filed by a commercial partner, responsible for part of the capture and indication of commercial establishments to be accredited, with exclusivity, to the MNLT system, which was terminated by the Stone Co group. The amount considered as possible loss is R$ 9,432.

• As a result of state government inspection procedures carried out in 2018 in LINX, an infraction notice was drawn up based on the understanding that the Company would have performed rental of equipment and data center spaces in the period between January 2014 and December 2015, on the grounds that said operations would be telecommunication services and would, therefore, be subject to the levy of ICMS tax at the rate of 25%, plus a fine equivalent to 50% of the updated amount of said tax for the failure to issue tax documents in these operations. The amount for this lawsuit in the period ended September 30, 2021 is R$ 39,915 (R$ 39,205 on December 31, 2020) included in the position of possible risk aforementioned.

Labor lawsuits assessed as possible losses refer to lawsuits filed by former employees of the company and there being no individually significant cases.

15.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

16.	Equity

16.1.	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

16.2.	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the movements of shares during the nine months ended September 30, 2021:

	Number of shares
	Class A	Class B	Total

At December 31, 2020	257,479,140	51,782,702	309,261,842

Issuance (i) (ii) (iii)	3,132,970	-	3,132,970
Conversions	5,741,517	(5,741,517)	-
Vested awards (iv)	136,436	-	136,436

At September 30, 2021	266,490,063	46,041,185	312,531,248

(i)	On January 28, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$ 230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.

(ii)	On June 16, 2021, CADE (Brazilian Antitrust Authority) approved, without restrictions, a business combination between the Group and Linx S.A (“Linx”) which was completed on July 01, 2021. Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B

Preferred Share. To complete the transaction 1,817,428 StoneCo shares were issued and bought by STNE Par in the amount of R$ 618,514.

(iii)	On July 5, 2021, the Group acquired 100.0% interest in Nodis Tecnologia S.A. (“Nodis”), through the issuance of 2,476 shares in the amount of R$ 849.

(iv)	As described in Note 20, in the third quarter, the Company has accelerated 2,857 RSUs and, in the second quarter, 101,674 RSUs, of which 96,341 shares were delivered through the issuance of shares. In February 2021, 37,238 Class A common shares were issued to our founder shareholders, as anti-dilutive shares.

16.3.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On May 19, 2021, the Company announced the adoption of a new share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”) in outstanding Class A common shares. This new share repurchase program is a replacement to the previous share repurchase program announced by Stone on May 13, 2019. Under the former program, Stone repurchased a total of 3,595,713 shares. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

In the first nine months of 2021, 3,067,378 Class A common shares were repurchased on the former program, for the amount of R$ 988,824 (in 2020 – 528,335 Class A common shares were repurchased for R$ 76,270). No Class A common shares were repurchased on the new Repurchase Program.

In September 2021, the Company holds 3,599,848 (December 2020 - 532,470) Class A common shares in treasury.

17.	Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020

Net income (loss) attributable to Owners of the Parent	(564,195)	540,301	(1,251,707)	254,901
Numerator of basic and diluted EPS	(564,195)	540,301	(1,251,707)	254,901

As of September 30, 2021, the shares issued in connection with the acquisition of non-controlling interest in PDCA were adjusted to basic and diluted EPS calculation since the acquisition date.

The Group granted RSU and stock options (Note 20), which are included in diluted EPS calculation.

The following table contains the earnings per share of the Group for the nine and three months ended September 30, 2021 and 2020 (in thousands except share and per share amounts):

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020

Numerator of basic EPS	(564,195)	540,301	(1,251,707)	254,901

Weighted average number of outstanding shares	308,896,636	282,584,876	308,911,014	292,831,509
Denominator of basic EPS	308,896,636	282,584,876	308,911,014	292,831,509

Basic earnings per share - R$	(1.83)	1.91	(4.05)	0.87

Numerator of diluted EPS	(564,195)	540,301	(1,251,707)	254,901

Share-based payments	-	4,459,835	-	4,393,549
Weighted average number of outstanding shares	308,896,636	282,584,876	308,911,014	292,831,509
Denominator of diluted EPS	308,896,636	287,044,711	308,911,014	297,225,058

Diluted earnings per share - R$	(1.83)	1.88	(4.05)	0.86

For the period ended September 30, 2021, share-based payment do not have dilutive effect due to the loss generated.

18.	Total revenue and income

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020
Timing of revenue recognition

Net revenue from transaction activities and other services	1,114,181	808,855	436,707	354,088
Recognized at a point in time	1,114,181	808,855	436,707	354,088

Net revenue from subscription services and equipment rental	663,809	266,080	370,972	92,517
Financial income	1,016,517	1,146,017	607,708	460,132
Other financial income	156,230	97,471	54,251	27,578
Recognized over time	1,836,556	1,509,568	1,032,931	580,227

Total revenue and income	2,950,737	2,318,423	1,469,638	934,315

19.	Expenses (revenues) by nature

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020

Personnel expenses	987,503	593,804	449,052	241,731
Transaction and client services costs (a)	504,128	273,086	248,332	101,866
Financial expenses (b)	580,843	275,655	330,745	64,691
Depreciation and amortization (Note 10.2)	395,790	184,940	213,977	61,552
Marketing expenses and sales commissions (c)	291,288	98,706	130,770	41,332
Third parties services	204,231	70,532	135,138	30,957
Facilities expenses	40,284	24,962	18,537	8,222
Travel expenses	11,484	6,422	4,042	883
Fair value adjustment on equity securities designated at FVPL (Note 6 (b.2))	500,011	-	1,341,179	-
Other (d)	61,141	27,162	22,855	10,497
Total expenses	3,576,703	1,555,269	2,894,627	561,731

(a)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(b)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

(d)	In the second quarter of 2021, Linked's sale resulted in a loss of R$ 12,746.

20.	Share-based payments

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil which were then exchanged for common shares in DLP Par and after were exchanged upon consummation of the IPO.

These incentive shares are subject to a 10 year lock-up period and a discounted buy-back feature retained by the Group if the employee leaves prior to lockup expiration.

Restricted share units and Stock Options

The Group has a Long-term incentive plan (“LTIP”) to enable the Group to grant equity-based awards to employees and other service providers with respect to its Class A common shares, and it was granted restricted share unit (“RSUs”) and stock options to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over a four, five, seven and ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for, its Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration.

In the first quarter of 2021, the Company granted 1,137,514 and 3,648 RSUs with a price of R$ 393.72 and R$ 500.65, respectively. In the second quarter of 2021, the Company granted 674,541, 415,648 and 1,340 RSUs with a price of R$ 361.10,
R$ 312.32 and R$ 336.36, respectively. In the third quarter of 2021, the Company granted 139,400 RSUs with a price of R$ 342,08 and cancelled 126,223 RSUs. The prices were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. Moreover, the Company accelerated 132,885 RSUs in the second quarter of 2021and 3,941 RSUs in the third quarter of 2021.

As of September 30, 2021, there were RSUs outstanding with respect to 6,479,234 Class A common shares and stock options outstanding with respect to 32,502 Class A common shares (with a weighted average exercise price of US$ 24.92).

The fair value of RSU refers to the stock price at grant date, and the fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

Performance share units

In June 2021, the Group granted new awards as Performance share units (“PSUs”). These awards are equity classified and give beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) in five years from the grant date and provided they continue providing services over a 5- year period. The PSUs granted will not result in delivering shares to beneficiaries and will expire if the minimum performance condition is not met. The fair value of the awards is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related compensation expense will be recognized over the vesting period. The performance condition is considered in estimating the grant-date fair value. In June 2021, the Company granted 342,585 PSUs with a grant-date fair value of R$ 315.28. The grant-date fair value was determined based on the fair value of the equity instruments of StoneCo and the exchange rate, both at the grant date.

The number of PSUs expected to be issued is based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. The main inputs to the model were: Risk–free interest rate of 0.82% according to 3-month Libor forward curve for a 5 years period and annual volatility of 71.6%, based on the Company and similar players’ historical stock price.

In estimating the quantity of awards that are considered vested for accounting purposes we consider exclusively whether the service condition is met but reaching the TSR targets is ignored. As such even, if TSR targets are ultimately not achieved the expense will be recognized and not reversed for those RSUs for which the service condition was met.

The total expense, including taxes and social charges, recognized for the programs for the nine and three months ended September 30, 2021 was R$ 94,522 (2020 – R$ 70,505) and R$ 16,013 (2020 – R$ 32,982), respectively. For the period ended September 30, 2021, the Group recorded in capital reserve the amount of R$ 91,889 (2020 - R$ 7,690) related to share-based payments.

21.	Financial instruments

21.1.	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk, operating risk and fraud risk. The Group’s overall financial risk management program seeks to remove or at least minimize potential adverse effects from its financial results. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Financial risk management is carried out by the global treasury department (“Global treasury”) on the Group level, designed by the integrated risk management team and approved by the Board of Directors. Global treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. On the specific level of the subsidiaries, mostly operations related to merchant acquiring operations in Brazil, the local treasury department (“Local Treasury”) executes and manages the financial instruments under the specific policies, respecting the Group’s strategy. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2020. There have been no changes in the risk management department or in any risk management policies since the year end.

The global spread of the COVID-19 pandemic, has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets, it has resulted in the temporary or permanent closure of many clients’ stores or facilities. Furthermore, if clients’ businesses continue to be adversely affected, default rates of the credit solutions will likely rise. Additionally, continued turbulence in capital markets may adversely affect the ability to access capital to meet liquidity needs, execute the existing strategy, pursue further business expansion and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.

21.2.	Financial instruments by category

Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total
At September 30, 2021
Short and Long-term investments	-	4,226,766	19,197	4,245,963
Financial assets from banking solution	-	1,616,100	-	1,616,100
Accounts receivable from card issuers	411,585	-	18,044,842	18,456,427
Trade accounts receivable	401,485	946,783	-	1,348,268
Derivative financial instruments (i)	-	179,483	-	179,483
Receivables from related parties	4,585	-	-	4,585
Other assets	367,553	-	-	367,553
	1,185,208	6,969,132	18,064,039	26,218,379

(i)	Derivative financial instruments in the amount of R$ 173,270 were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in the OCI.

	Amortized cost	FVPL	FVOCI	Total
At December 31, 2020
Short-term investments	-	7,149,889	978,169	8,128,058
Accounts receivable from card issuers	-	-	16,307,155	16,307,155
Trade accounts receivable	151,271	1,646,685	-	1,797,956
Financial assets from banking solution	-	714,907	-	714,907
Derivative financial instruments	-	42,931	172	43,103
Receivables from related parties	7,200	-	-	7,200
Other assets	180,309	-	-	180,309
	338,780	9,554,412	17,285,496	27,178,688

Liabilities as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total
At September 30, 2021
Deposits from banking customers	1,514,647	-	-	1,514,647
Accounts payable to clients	14,458,053	-	-	14,458,053
Trade accounts payable	397,583	-	-	397,583
Loans and financing	4,490,210	-	-	4,490,210
Obligations to FIDC quota holders	2,622,254	-	-	2,622,254
Derivative financial instruments	-	16,630	-	16,630
Other liabilities	129,958	318,959	-	448,917
	23,612,705	335,589	-	23,948,294

	Amortized cost	FVPL	FVOCI	Total
At December 31, 2020
Deposits from banking customers	888,113	-	-	888,113
Accounts payable to clients	8,860,379	-	-	8,860,379
Trade accounts payable	180,491	-	-	180,491
Loans and financing	1,709,100	-	-	1,709,100
Obligations to FIDC quota holders	4,374,550	-	-	4,374,550
Derivative financial instruments	-	13,574	2,659	16,233
Other liabilities	26,179	269,162	-	295,341
	16,038,812	282,736	2,659	16,324,207

21.3.	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	September 30, 2021			December 31, 2020
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short and Long-term investments (1)	4,245,963	4,245,963	I /II	8,128,058	8,128,058	I /II
Financial assets from banking solution (5)	1,616,100	1,616,100	I	714,907	714,907	I
Accounts receivable from card issuers (2)	18,456,427	18,453,413	II	16,307,155	16,307,155	II
Trade accounts receivable (3) (4)	1,348,268	1,348,268	II/III	1,797,956	1,797,956	II/III
Derivative financial instruments (6)	179,483	179,483	II	43,103	43,103	II
Receivables from related parties (3)	4,585	4,585	II	7,200	7,200	II
Other assets (3)	367,553	367,553	II	180,309	180,309	II
	26,218,379	26,215,365		27,178,688	27,178,688

	September 30, 2021			December 31, 2020
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level
Financial liabilities
Deposits from banking customers (7)	1,514,647	1,514,647	II	888,113	888,113	II
Accounts payable to clients (9)	14,458,053	14,191,857	II	8,860,379	8,692,851	II
Trade accounts payable (3)	397,583	397,583	II	180,491	180,491	II
Loans and financing (8)	4,490,210	4,449,592	II	1,709,100	1,697,588	II
Obligations to FIDC quota holders (8)	2,622,254	2,713,265	II	4,374,550	4,395,035	II
Derivative financial instruments (6)	16,630	16,630	II	16,233	16,233	II
Other liabilities (3) (10)	448,917	448,917	II/III	295,341	295,341	II/III
	23,948,294	23,732,491		16,324,207	16,165,652

(1)	Short-term investments are measured at fair value. Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of market observable inputs.

(2)	Accounts receivable from card issuers are measured at FVOCI or at amortized cost, depending on the asset’s contractual cash flow characteristics and the Group’s business model for managing each of them. For those assets measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items. For those assets measured at amortized cost, carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances and short settlement terms.

(3)	The carrying values of trade accounts receivable, receivables from related parties, other assets, trade accounts payable and other liabilities are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances, and settlement terms do not exceed 60 days. These amounts are classified as level II in the hierarchy level.

(4)	Included in Trade accounts receivable there are Loans designated at FVPL with an amount of R$ 946,783. In the nine months ended September 2021, this portfolio registered a loss of R$ 378,294, and total net cashflow effect was an inflow of R$ 321,608. Loans are measured at fair value through profit or loss and are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore is classified as level III in the hierarchy level.

At December 31, 2020	1,646,685
Additions	1,919,434
Settlements	(1,476,367)
Fair value recognized in the statement of profit or loss as Financial income	(1,142,969)
At September 30, 2021	946,783

The significant unobservable inputs used in the fair value measurement of Loans designated at FVPL categorized within Level III of the fair value hierarchy, are the expected loss rate and the discount rate used to evaluate the asset. To calculate expected loss rate, the Company considers a list of assumptions, the main being: an individual projection of client’s transactions, the probability of each contract to default and scenarios of recovery. These main inputs are periodically reviewed, or when there is an event that may affect the probabilities and curves applied to the portfolio.

In determining the discount rate, we consider that the rate should be a current rate commensurate with nature of the loan portfolio and the valuation method used. When rates for actual recent transactions are available and appropriate to reflect the interest rate as of the measurement date, we consider those rates. When such rates are not available, we also obtain non-binding quotes. Based on all available information we make a judgement as to the rate to be used. In prior periods we used the interest rate that we paid to senior holders of FIDCs on recent transactions. Considering we did not raise funding through FIDCs since February 2021 and the changes observed in the benchmark interest rate in Brazil and in the credit markets we currently build an interest rate curve for unsecured loans granted to us based on recent loans obtained and in quotes from financial institutions.

(5)	Financial assets from banking solutions are measured at fair value. Sovereign bonds are priced using quotation from Anbima public pricing method.

(6)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs. Fair value and cash flow hedge instruments are classified as FVPL, and for cash flow hedges, the effective portion of the hedge is reclassified from statement of profit or loss to OCI (Notes 21.4 and 21.5).

(7)	Deposits from banking customers are measured at amortized cost considering the immediate liquidity due to costumers’ payment account deposits.

(8)	Loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

(9)	Accounts payable to clients, are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.

(10)	There are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The amount as of September 30, 2021 is R$ 318,959 and is classified as level III in the hierarchy level. The movement of the contingent consideration is summarized as follows:

At December 31, 2020	269,162
Adjustment to initial recognition originated from business combination due to final PPAs	1,759
Initial recognition originated from business combination	39,953
Recognized in the statement of profit or loss as Financial expenses, net	10,626
At September 30, 2021	321,500

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

For the periods ended September 30, 2021 and December 31, 2020, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.

21.4.	Hedge accounting - highly probable future imports

During 2020, the Company entered into hedge operations for highly probable transactions related to the purchases of Pin Pads & POS subject to foreign exchange exposure using Non-Deliverable Forward (“NDF”) contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9 Financial Instruments.

On January 14, 2021, the Company agreed with Pin Pads & POS providers that new purchases are not indexed to foreign currency, so there are no new hedge operations entered since then and the previously designated operations were discontinued.

The details of the operations and the position of asset, liability and equity as of September 30, 2021 and December 31, 2020 are presented as follows.

					September 30, 2021			December 31, 2020
Notional in US$ (i)	Contracted exchange rate (R$ per US$ 1.00)	Notional in R$ (i)	Trade date	Due date	Effective portion – Gain / (Loss) (ii)	Ineffective portion – Revenue / (Expense) (iii)	Discontinued hedge accounting – Revenue / (Expense) (iv)	Fair value – Asset / (Liability)
3,951	5.40	21,340	07-Jul-20	04-Jan-21	(288)	(518)	-	(806)
(1,100)	5.31	(5,837)	05-Aug-20	04-Jan-21	-	121	-	121
2,900	5.33	15,450	05-Aug-20	01-Feb-21	-	-	430	(418)
(600)	5.26	(3,158)	17-Sep-20	04-Jan-21	-	39	-	39
(150)	5.26	(790)	17-Sep-20	01-Feb-21	-	-	(32)	12
1,900	5.27	10,020	17-Sep-20	01-Mar-21	-	-	487	(165)
2,900	5.63	16,333	21-Oct-20	01-Apr-21	-	-	190	(1,270)
(2,750)	5.20	14,302	14-Jan-21	01-Feb-21	-	-	(756)	-
(1,900)	5.21	9,893	14-Jan-21	01-Mar-21	-	-	(614)	-
(2,900)	5.21	15,118	14-Jan-21	01-Apr-21	-	-	(1,404)	-
				Net amount	(288)	(358)	(1,699)	(2,487)

(i)	Negative amounts represent either hedge transactions designated to eliminate the exchange variation of the original hedges due to (i) reduction in the estimates of future purchases of Pin Pads & POS and (ii) elimination of exposure to foreign exchange.

(ii)	During the hedge life, this value is recognized in equity, in “Other comprehensive income”, but subsequently (when settled), is reclassified to “Property and equipment”, in the statement of financial position. In accordance with IFRS 9, the amount that has been accumulated in the cash flow hedge reserve shall be directly included in the carrying amount of the related asset if the hedged forecast transaction results in the recognition of a non-financial asset. From March 31, 2021, there is no longer effective portion recognized in equity because all transactions have been settled until this date. The amount of R$ 1,512 presented in “Other comprehensive income” refers to unsettled transactions on December 31, 2020, that were reclassified to “Property and equipment” in the first quarter of 2021 (R$ 2,291 gross amount and R$ 1,512 amount net of tax).

(iii)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The ineffectiveness is due to (i) a smaller volume of purchases of Pin Pads & POS than the hedged volume, (ii) a commercial discount in the purchase moment, and (iii) hedge transactions designated due to reduction in the estimates of future purchases of Pin Pads & POS.

(iv)	Recognized in the statement of profit or loss, in “Financial expenses, net”.

21.5.	Hedge accounting – bonds

During 2021, the Company entered into hedge operations to protect its inaugural dollar bonds (see details in Note 12(iv)), subject to foreign exchange exposure using cross-currency swap contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the dollar denominated bond due to changes in the exchange rate. The details of the cross-currency swaps and the position of asset, liability and equity as of September 30, 2021, are presented as follows.

Notional in US$	Notional in R$	Pay ratein local currency	Trade date	Due date	Fair value as of September 30, 2021 – Asset (Liability)	Gain (Loss) Recognized in income (i)	Gain (Loss) Recognized in OCI (ii)
50,000	248,500	CDI + 2.94%	23-Jun-2021	16-Jun-2028	23,357	21,169	2,188
50,000	247,000	CDI + 2.90%	24-Jun-2021	16-Jun-2028	23,485	22,706	779
50,000	248,500	CDI + 2.90%	24-Jun-2021	16-Jun-2028	21,891	21,176	715
75,000	375,263	CDI + 2.99%	30-Jun-2021	16-Jun-2028	29,119	29,358	(239)
50,000	250,700	CDI + 2.99%	30-Jun-2021	16-Jun-2028	18,907	19,037	(130)
50,000	250,110	CDI + 2.98%	30-Jun-2021	16-Jun-2028	19,003	19,644	(641)
25,000	127,353	CDI + 2.99%	15-Jul-2021	16-Jun-2028	7,455	7,641	(186)
25,000	127,353	CDI + 2.99%	15-Jul-2021	16-Jun-2028	7,274	7,641	(367)
50,000	259,890	CDI + 2.96%	16-Jul-2021	16-Jun-2028	8,804	10,073	(1,269)
25,000	131,025	CDI + 2.85%	06-Aug-2021	16-Jun-2028	4,248	4,207	41
25,000	130,033	CDI + 2.85%	10-Aug-2021	16-Jun-2028	5,502	5,289	213
25,000	130,878	CDI + 2.85%	11-Aug-2021	16-Jun-2028	4,225	4,430	(205)
				Net amount	173,270	172,371	899

(i)	Recognized in the statement of profit or loss, in “Financial expenses, net”.

(ii)	Recognized in equity, in “Other comprehensive income”.

21.6.	Financial assets from banking solution and deposits from banking customers

Financial assets from banking solution are deposited by the Company in Brazilian Central Bank’s (“BACEN”) custody accounts or in Brazilian National Treasury Bonds, in order to guarantee the deposits with banking customers, as required for companies under BACEN regulation.

In 2021, BACEN has issued a standard in which it states that all payment institutions must collateralize the deposits from banking customers, even if the institution is not yet authorized to operate as such by BACEN, which include one of our subsidiaries.

21.7.	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e., reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to sell the asset and settle the liability simultaneously.

As of September 30, 2021, and December 31, 2020, the Group has no financial instruments that meet the conditions for recognition on a net basis.

22.	Transactions with non-controlling interests

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non-controlling interests
For the period ended September 30, 2021
Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests (a)	(230,500)	(77,911)	308,411	230,500
Capital contribution to subsidiary	893	-	-	-
Sale of subsidiary (b)	-	(1,219)	-	(1,219)
Non-controlling interests arising on a business combination (c)	-	36,337	-	-
	(229,607)	(42,793)	308,411	229,281

(a)	On January 28, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$ 230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.

(b)	On June 28, 2021, the Group sold all of the 4,205,115 Linked Gourmet’s shares held by it, representing 58.10% of the total and voting capital, for the total price of R$1, thus withdrawing from Linked Gourmet's shareholders.

(c)	Arising from the business combination among the Group and SimplesVet and VHSYS (Note 24.2.3) and the conclusion of the PPA of Questor, Sponte and MLabs.

23.	Other disclosures on cash flows

23.1.	Non-cash operating activities

Nine months ended September 2021
Fair value adjustment to accounts receivable from card issuers	139,816
Fair value adjustment on equity instruments/listed securities designated at FVOCI	213,753
Fair value adjustment on loans designated at FVPL (Note 21.3)	(1,142,726)
Fair value adjustment on equity securities designated at FVPL (Note 6)	(500,011)

23.2.	Non-cash investing activities

Nine months ended September 2021
Property and equipment and intangible assets acquired through lease	72,642

23.3.	Non-cash financing activities

Nine months ended September 2021
Settlement of loans with private entities (Note 12)	748,297
Unpaid consideration for acquisition of non-controlling shares	2,188

23.4.	Property and equipment, and intangible assets

Nine months ended September 2021
Additions of property and equipment (Note 10)	(679,072)
Additions of right of use (IFRS 16)	67,016
Payments from previous year	(33,353)
Purchases not paid at period end	102,080
Prepaid purchases of POS	(67,673)
Purchases of property and equipment	(611,002)

Additions of intangible assets (Note 11)	(168,840)
Additions of right of use (IFRS 16)	5,626
Purchases not paid at period end	22,025
Capitalization of borrowing costs	382
Issuance of shares for acquisition of assets	849
Purchases and development of intangible assets	(139,958)

Net book value of disposed assets (Note 10 / Note 11)	97,391
Net book value of disposed Leases	(3,297)
Loss on disposal of property and equipment and intangible assets	(84,186)
Disposal of Linked's property, equipment and intangible assets, including goodwill	(11,224)
Proceeds from disposal of property and equipment and intangible assets	(1,316)

23.5.	Loans designated at FVPL

Loans designated at FVPL represent a provision of cash of R$ 699,902 on operating activities in the consolidated statement of cash flows.

23.6.	Linx’s dividends

The dividends received from Linx represent an addition of R$ 20,129 on operating activities in the consolidated statement of cash flows (Note 1.1).

24.	Business combination

24.1.	Acquisitions in 2021

24.1.1.	Acquisition not yet approved by authorities

On July 02, 2021, our subsidiary Linx Sistemas signed an agreement to acquire an equity interest of 40% of the shares of Neostore Desenvolvimento de Programas de Computadores SA (“Neomode”), through the execution of an Investment Agreement with the shareholders of Neomode. Founded in 2016, Neomode offers a sales channel and white label commerce app platform with agnostic integrator to Enterprise Resource Planning (ERP), Point of Sale (POS), e-commerces and gateways with cloud-based solutions. The main objective is the development and supply of solutions that integrate online channels and physical stores in the omnichannel concept using its application and integrator. The business model is based on recurring revenue (SaaS), consisting of monthly fees and transaction volume. It currently has more than 3,330 physical stores in the “click and collect, delivery and drive thru” system.

For the non-controlling shareholders, the Company will pay the total of R$ 7,000 after the analysis and approval of this transaction by the Brazilian Antitrust Authority (CADE). The investment in Neomode is subject to compliance with certain suspensive conditions provided for in the Investment Agreement, including the approval of the transaction by CADE. Until this approval takes place, Neomode will continue to operate independently.

24.1.2.	Financial position of business acquired

Fair value	SimplesVet (as of March 31, 2021) (i)	VHSYS (as of March 31, 2021) (ii)	Linx (as of June 30, 2021) (iii)	Collact (as of July 31, 2021) (iv)	Trampolin (as of July 31, 2021) (v)	Total
Cash and cash equivalents	11,107	13,731	41,618	38	294	66,788
Short-term investments	-	-	431,444	-	-	431,444
Accounts receivable from card issuers	-	-	349,471	-	-	349,471
Trade accounts receivable	96	351	212,567	29	130	213,173
Recoverable taxes	-	-	43,927	-	-	43,927
Prepaid expenses	-	-	4,735	-	-	4,735
Deferred tax assets	-	-	21,439	-	-	21,439
Property, plant and equipment	179	2,232	180,123	389	9	182,932
Intangible asset	-	2,522	366,914	-	-	369,436
Intangible asset - Customer relationship (vi)	15,924	6,134	1,223,560	-	-	1,245,618
Intangible asset - Software (vi)	2,807	14,583	173,113	11,634	7,874	210,011
Intangible asset - Trademarks and patents	-	-	215,757	774	-	216,531
Other assets	137	109	77,367	322	2	77,937
Total assets	30,250	39,662	3,342,035	13,186	8,309	3,433,442

Accounts payable to clients	-	-	332,902	-	-	332,902
Trade accounts payable	106	3,515	130,438	261	-	134,320
Loans and financing	-	1,525	346,151	-	-	347,676
Labor and social security liabilities	566	2,019	85,829	852	-	89,266
Taxes payable	-	-	34,635	10	-	34,645
Dividends payable	-	-	905	-	-	905
Provision for contingencies (vii)	-	-	26,858	-	-	26,858
Deferred tax liabilities	6,369	7,044	625,849	4,219	2,677	646,158
Other liabilities	843	177	86,705	902	125	88,752
Total liabilities	7,884	14,280	1,670,272	6,244	2,802	1,701,482

Net assets and liabilities	22,366	25,382	1,671,763	6,942	5,507	1,731,960
Consideration paid (Note 24.1.4)	37,023	55,411	6,737,900	14,116	25,840	6,870,290
Goodwill (viii)	14,657	30,029	5,066,137	7,174	20,333	5,138,330

(i)	On April 1, 2021, the Group acquired a 50.0% interest in SimplesVet Tecnologia S.A (“SimplesVet”), which is an unlisted company based in Salvador, Brazil, that develops management software for veterinary clinics, petshops and autonomous veterinarians. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The Group determined they had control based on the voting power over the main decisions of the company.

(ii)	On April 1, 2021, the Group obtained the control of VHSYS through a step acquisition, which started on June 4, 2019, with the acquisition of 33.33% interest. On April 1, 2021, through a capital increase and buying some shares from selling shareholders the Group acquired VHSYS’s control with a 50% interest. VHSYS is an unlisted company based in Paraná, Brazil, that is an omni-channel, cloud-based, Application Programming Interface (“API”) driven, Point of Sale (“POS”) and Enterprise Resource Planning (“ERP”) platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, along with marketplace, logistics, and e-commerce integrations, among others, with which the Company expects to obtain synergies in its services to clients. The Group determined they had control based on the voting power over the main decisions of the company.

(iii)	On November 17, 2020, Linx S.A (“Linx”) held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. ("STNE Par") that holds the software investments business of the Group and Linx, a leading provider of retail management software in Brazil. The transaction was unanimously approved by the Brazilian Antitrust Authority (CADE) on June 16, 2021, with no restrictions, and was completed on July 01, 2021. Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment of R $33.5229 updated pro rata die according to the CDI rate variation from February 11, 2021 until the date of the effective payment and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR (Brazilian Depositary Receipt) Level1 (“StoneCo BDR”), admitted to trading on B3, and credited to the shareholders’ account on July 01, 2021, provided that each 1 (one) StoneCo BDR corresponded to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio was calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 178,361,138 on the transaction consummation date and represented a total consideration of R$ 37.78 for each Linx share.

(iv)	On August 17, 2021, the Group obtained the control of Collact through a step acquisition, which started on February 6, 2019, with the acquisition of 25% interest. On August 17, 2021, after buying shares from selling shareholders the Group acquired Collact’s control with a 100% interest. Collact is a private company based in the State of São Paulo, that develops customer relationship management (“CRM”) software for customer engagement, focused mainly on the food service segment, with which the Company expects to obtain synergies in its services to clients.

(v)	On August 20, 2021, the Group obtained the control of Trampolin Pagamentos S.A. ("Trampolin"), through a payment in cash and the delivery of STNE shares, of which 50% will be vested after 36 months and 50% after the achievement of some operational goals. There is also a contingent consideration that might be paid after 5 years from the acquisition date. Trampolin is a “banking as a service” fintech that has developed a software that allows other companies to offer banking functionality on their own systems and/or offer whitelabel digital wallet applications.

(vi)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having determined certain assets such as customer relationship and software. Details on the methods and assumptions adopted are described on Note 24.1.3.

(vii)	A provision for contingent liabilities at fair value of R$ 26,858 was recognized at the acquisition date resulting from civil, labor and tax claims against Linx. The claims are subject to legal arbitration and to the Group’s re-assessment at the end of each reporting period, based on the expected probable outcome (see Note 14). As mentioned above, the fair value amount and purchase price allocation are still being evaluated, and for that reason the total contingent liabilities are also being determined.

(viii)	Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of the business acquired with those of the Group and is entirely allocated to the single Cash Generating Unit (“CGU”) of the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

In order to evaluate the contingent consideration, the Group has considered different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

The valuation of the identifiable assets acquired and liabilities assumed had not been completed by the date the interim financial statements were approved for issue by the Board of Directors. Thus, property, plant and equipment may need to be subsequently adjusted, with a corresponding adjustment to goodwill prior to one year after the transaction is completed.

24.1.3.	Intangible assets arised from the business combination

The fair value of intangible assets identified in the business combination are detailed below, as well as whether the assessment is preliminary or final. The Company has up to 12 months after each of the acquisitions to conclude the assessment.

Customer relationship	Linx	SimplesVet	VHSYS
Amount	1,223,560	15,924	6,134
Method of evaluation	MEEM (*)	MEEM (*)	MEEM (*)
Estimated useful life (i)	5 years	7 years	4 years
Discount rate (ii)	13.7%	15.6%	15.6%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Preliminary	Preliminary	Preliminary

(i)	Useful lives were estimated based on internal benchmarks.

(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

(*)	Multi-Period Excess Earnings Method (“MEEM”)

Software	Linx	SimplesVet	VHSYS	Collact	Trampolin
Amount	173,112	2,807	14,583	11,634	7,874
Method of evaluation	Replacement cost	Replacement cost	Replacement cost	Replacement cost	Replacement cost
Estimated useful life (i)	3 years	5 years	5 years	4 years	5 years
Discount rate (ii)	13.7%	15.6%	15.6%	18.0%	18.0%
Source of information	Historical data	Historical data	Historical data	Historical data	Historical data
Assessment status	Preliminary	Preliminary	Preliminary	Preliminary	Preliminary

(i)	Useful lives were estimated based on internal benchmarks.

(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Trademark and patents	Linx	Collact
Amount	215,757	774
Method of evaluation	Relief from royalties	Relief from royalties
Estimated useful life (i)	25 years	25 years
Discount rate (ii)	13,7%	18.0%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Preliminary	Preliminary

(i)	Useful lives were estimated based on internal benchmarks.

(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

24.1.4.	Consideration paid

The fair value of the consideration paid on the business combination were as follows:

	SimplesVet	VHSYS	Linx	Collact	Trampolin	Total
Cash consideration paid to the selling shareholders	15,650	18,656	4,752,811	3,173	13,402	4,803,692
Cash consideration to be paid to the selling shareholders	5,750	-	-	167	-	5,917
Previously held equity interest in the acquiree, at fair value (i)	-	24,064	1,335,603	3,529	-	1,363,196
Shares of the Company issued to selling shareholders	-	-	618,514	-	9,897	628,411
Loans converted into shares	-	-	-	5,247	-	5,247
Non-controlling interest in the acquiree (ii)	11,183	12,691	-	-	-	23,874
Contingent consideration (iii)	4,440	-	30,972	2,000	2,541	39,953
Total	37,023	55,411	6,737,900	14,116	25,840	6,870,290

(i)	Refers to the acquiree’s shares previously acquired in stock market or from the selling shareholders. As a result of the step acquisition of VHSYS, the Group recognized a gain of R$ 12,010 by the difference between the previously held 33.33% interest in VHSYS, at fair value, in the amount of R$ 24,064, and its carrying amount, of R$ 12,054. As a result of the step acquisition of Collact, the Group recognized a gain of R$ 3,838 by the difference between the previously held 25% interest in Collact, at fair value, in the amount of R$ 3,529, and its carrying amount, of R$ (309).

(ii)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(iii)	SimplesVet’s contingent consideration will be transferred to the selling shareholders after the closing of the 2022 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue and profitability that the acquired company will have at the end of 2022. Collact’s contingent consideration is related to revenue performance in 2021 fiscal year and will be paid to selling shareholders in 2022. Trampolin’s contingent consideration will be paid to selling shareholders if the performance obligations related to revenue and number of active customers specified in the investment agreement are met within the next 36 months from the date of acquisition of the business. For Linx acquisition, the amount of R$ 30,972 refers to share-based payments that may be paid in the next months.

In order to evaluate the contingent consideration, the Group has considered different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

24.1.5.	Acquisition-related costs

Until September 30, 2021, the calculated costs related to Linx acquisition were R$ 95,057 – of which R$ 28,369 were costs incurred in 2020 and R$ 66,688 in 2021 – recognized in the statement of profit or loss under administrative expenses. The Group estimates that R$ 107,875 will be incurred as Linx’s total acquisition-related costs.

24.1.6.	Revenue and profit contribution

The combined statement of profit or loss from the acquisition date through September 30, 2021 for all companies acquired in 2021 is presented below:

Nine months ended September 30, 2021

Net revenue from transaction activities and other services	32,998
Net revenue from subscription services and equipment rental	237,539
Financial income	3,721
Other financial income	6,142
Total revenue and income	280,400

Cost of services	(152,191)
Administrative expenses	(70,232)
Selling expenses	(57,113)
Financial expenses, net	(15,556)
Other income (expenses), net	(10,835)
(305,927)

Loss before income taxes	(25,527)

Current income tax and social contribution	(4,444)
Deferred income tax and social contribution	5,938
Loss for the period	(24,033)

Total revenue and net income for the Group is presented below on a pro-forma basis assuming the acquisitions occurred at the beginning of the year of each acquisition:

Nine months ended September 30, 2021
Pro-forma total revenue and income	3,450,902
Pro-forma net income (loss)	(694,241)

This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

24.2.	Acquisitions in 2020

24.2.1.	Financial position of businesses acquired

The allocation of assets acquired and liabilities assumed in the business combinations are presented below.

24.2.1.1.	MLabs

Fair value	MLabs As of December 31, 2020 (Preliminary)	Adjustments PPA	MLabs As of September 30, 2021 (Final)
Cash and cash equivalents	9,406	-	9,406
Trade accounts receivable (i)	944	-	944
Property and equipment	1,695	-	1,695
Intangible asset - Customer relationship (ii and iv)	2,750	12,294	15,044
Deferred tax assets	-	1,562	1,562
Other assets	15,610	-	15,610
Total assets	30,405	13,856	44,261

Trade accounts payable	146	-	146
Labor and social security liabilities	980	142	1,122
Tax liabilities	-	209	209
Deferred tax liabilities (iv)	935	4,180	5,115
Other liabilities	1,475	4,242	5,717
Total liabilities	3,536	8,773	12,309

Net assets and liabilities	26,869	5,083	31,952
Consideration paid (Note 24.2.3.1)	69,636	(1,757)	67,879
Goodwill (iii)	42,767	(6,840)	35,927

On September 1, 2020, the Group acquired a 51.5% interest in MLabs. MLabs is an unlisted company based in São Paulo, Brazil, that develops software and services for social media management. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The shareholders shall approve the stock option plan of MLabs limited to 2.912% of the total share capital of MLabs. Therefore, after the referred approval, STNE Par shall hold 50% interest in MLabs.

(i)	The fair value of trade accounts receivable is R$ 944.

(ii)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having determined customer relationship related amounts. Details on the methods and assumptions adopted are described on Note 24.2.2.

(iii)	Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of the business acquired with those of the Group and is entirely allocated to the single Cash Generating Unit (“CGU”) of the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

(iv)	The net assets recognized in the December 31, 2020 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by MLabs. The valuation had not been completed by the date the 2020 financial statements were approved for issue by the Board of Directors. In September 2021, the valuation was completed, and the acquisition date fair value of the intangible asset Customer relationship was R$ 15,044, an increase of R$ 12,294 over the provisional value. The 2020 comparative information was restated to reflect the adjustment to the provisional amounts. As a result, there was an increase in the deferred tax liability of R$ 4,180. There were also other adjustments made because of the completion of the valuation as can be seen in the table above, but those adjustments were considered immaterial for the Group.

In order to evaluate the contingent consideration, the Group has considered different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

24.2.1.2.	Questor

Fair value	Questor As of December 31, 2020 (Preliminary)	Adjustments PPA	Questor As of September 30, 2021 (Final)
Cash and cash equivalents	4,354	(12)	4,342
Trade accounts receivable (i)	1,664	732	2,396
Property and equipment	1,575	393	1,968
Intangible asset	1,119	(1,119)	-
Intangible asset - Customer relationship (ii and iv)	23,649	(17,773)	5,876
Intangible asset - Software (ii and iv)	4,437	47,653	52,090
Intangible asset - Trademarks and patents (ii and iv)	-	5,734	5,734
Other assets	11,539	(498)	11,041
Total assets	48,337	35,110	83,447

Trade accounts payable	47	745	792
Labor and social security liabilities	2,822	-	2,822
Tax liabilities	-	582	582
Deferred tax liabilities	9,549	12,109	21,658
Provision for contingencies (v)	-	7,040	7,040
Other liabilities	3,482	(1,831)	1,651
Total liabilities	15,900	18,645	34,545

Net assets and liabilities	32,437	16,465	48,902
Consideration paid (Note 24.2.3.2)	58,324	7,303	65,627
Goodwill (iii)	25,887	(9,162)	16,725

On October 1, 2020, the Group acquired a 50.0% interest in Questor. Questor is an unlisted company based in Santa Catarina, Brazil, that develops management software for accounting offices. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The Group determined they had control based on the voting power over the main decisions of the company. The Group also holds an option to acquire an additional interest in the period from two to three years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 50.0% interest in Questor.

(i)	The fair value of trade accounts receivable is R$ 2,396.

(ii)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having determined certain assets such as customer relationship, trademarks and patents, and software. Details on the methods and assumptions adopted are described on Note 24.2.2.

(iii)	Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of the business acquired with those of the Group and is entirely allocated to the single Cash Generating Unit (“CGU”) of the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

(iv)	The net assets recognized in the December 31, 2020 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Questor. The valuation had not been completed by the date the 2020 financial statements were approved for issue by the Board of Directors. In September 2021, the valuation was completed, and the acquisition date fair value of the intangible asset Customer relationship was R$ 5,876, a decrease of R$ 17,773 over the provisional value. Besides that, the acquisition date fair value of the intangible assets Software and Trademarks and patents were R$ 52,090 and R$ 5,734, an increase of R$ 47,653 and R$ 5,734 over the provisional values, respectively. The 2020 comparative information was restated to reflect the adjustment to the provisional amounts. As a result, there was an increase in the deferred tax liability of R$ 12,109. There were also other adjustments made because of the completion of the valuation as can be seen in the table above, but those adjustments were considered immaterial for the Company.

(v)	A provision for contingent liabilities at fair value of R$ 7,040 was recognized at the acquisition date resulting from tax claims against Questor. The claims are subject to legal arbitration and to the Group’s re-assessment at the end of each reporting period, based on the expected probable outcome. The subsequent changes are charged to profit or loss.

In order to evaluate the contingent consideration, the Group has considered different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

24.2.1.3.	Sponte

Fair value	Sponte As of December 31, 2020 (Preliminary)	Adjustments PPA	Sponte As of September 30, 2021 (Final)
Cash and cash equivalents	1,487	(592)	895
Trade accounts receivable (i)	824	2,665	3,489
Property and equipment	811	9	820
Intangible asset	9	(9)	-
Intangible asset - Customer relationship (ii and iv)	8,784	6,606	15,390
Intangible asset - Software (ii and iv)	-	10,354	10,354
Intangible asset - Trademarks and patents (ii and iv)	-	6,632	6,632
Other assets	681	-	681
Total assets	12,596	25,665	38,261

Trade accounts payable	93	11	104
Labor and social security liabilities	2,069	-	2,069
Tax liabilities	-	285	285
Deferred tax liabilities (iv)	2,987	8,021	11,008
Other liabilities	2,173	(299)	1,874
Total liabilities	7,322	8,018	15,340

Net assets and liabilities	5,274	17,647	22,921
Consideration paid (Note 24.2.3.3)	80,553	8,568	89,121
Goodwill (iii)	75,279	(9,079)	66,200

On November 5, 2020, the Group acquired a 90.0% interest in Sponte. Sponte is an unlisted company based in Paraná, Brazil, that develops management software for education. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

(i)	The fair value of trade accounts receivable is R$ 3,489.

(ii)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having determined certain assets such as customer relationship, trademarks and patents, and software. Details on the methods and assumptions adopted are described on Note 24.2.2.

(iii)	Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of the business acquired with those of the Group and is entirely allocated to the single Cash Generating Unit (“CGU”) of the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

(iv)	The net assets recognized in the December 31, 2020 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Sponte. The valuation had not been completed by the date the 2020 financial statements were approved for issue by the Board of Directors. In September 2021, the valuation was completed, and the acquisition date fair value of the intangible assets Customer relationship, Software and Trademarks and patents were R$ 15,390, R$ 10,354 and R$ 6,632, an increase of R$ 6,606, R$ 10,354 and R$ 6,632 over the provisional values, respectively. The 2020 comparative information was restated to reflect the adjustment to the provisional amounts. As a result, there was an increase in the deferred tax liability of R$ 8,021. There were also other adjustments made because of the completion of the valuation as can be seen in the table above, but those adjustments were considered immaterial for the Company.

24.2.2.	Intangible assets arisen from the business combination

The fair value of intangible assets identified in the business combination are detailed below, as well as whether the assessment is preliminary or final. The Company has up to 12 months after each of the acquisitions to conclude the assessment.

Customer relationship	MLabs	Questor	Sponte
Amount	15,044	5,876	15,390
Method of evaluation	Replacement cost	MEEM (*)	MEEM (*)
Estimated useful life (i)	19 months	13 years and 3 months	14 years and 2 months
Discount rate (ii)	16.6%	17.2%	14.5%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Complete	Complete	Complete

(i)	Useful lives were estimated based on internal benchmarks.

(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

(*)	Multi-Period Excess Earnings Method (“MEEM”)

Software	MLabs	Questor	Sponte (iii)
Amount	-	52,090	10,354
Method of evaluation	MEEM (*)	Replacement cost	Replacement cost
Estimated useful life (i)	-	10 years	10 years
Discount rate (ii)	16.6%	18.2%	15.5%
Source of information	Estimated costs	Historical data	Estimated costs
Assessment status	Complete	Complete	Complete

(i)	Useful lives were estimated based on internal benchmarks.

(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

(iii)	Total amount of Softwares – R$ 7,101 Software Educação and R$ 3,253 Software Saúde

(*)	Multi-Period Excess Earnings Method (“MEEM”)

Trademark and patents	MLabs	Questor	Sponte
Amount	-	5,734	6,632
Method of evaluation	N/A	Relief from royalties	Relief from royalties
Estimated useful life (i)	N/A	Indefinite	Indefinite
Discount rate (ii)	N/A	18.2%	15.5%
Source of information	N/A	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Complete	Complete	Complete

(i)	Useful lives were estimated based on internal benchmarks.

(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

24.2.3.	Consideration paid

The fair value of the consideration paid on the business combination were as follows:

24.2.3.1.	MLabs

	MLabs As of December 31, 2020 (Preliminary)	Adjustments PPA	MLabs As of September 30, 2021 (Final)
Cash consideration paid to the selling shareholders in 2020	37,371	(98)	37,273
Cash consideration to be paid to the selling shareholders after 2020	15,110	-	15,110
Non-controlling interest in the acquiree (i)	13,031	2,465	15,496
Contingent consideration (ii)	4,124	(4,124)	-
Total	69,636	(1,757)	67,879

(i)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(ii)	MLab’s contingent consideration will be paid to the selling shareholders after the closing of the 2022 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue that the acquired company will have at the end of 2022. The contingent consideration is limited to R$ 11,741. The adjustment refers to changes in the Group’s projections regarding MLab’s revenue for 2022 fiscal year.

24.2.3.2.	Questor

	Questor As of December 31, 2020 (Preliminary)	Adjustments PPA	Questor As of September 30, 2021 (Final)
Cash consideration paid to the selling shareholders in 2020	46,296	-	46,296
Cash consideration to be paid to the selling shareholders after 2020	3,031	-	3,031
Non-controlling interest in the acquiree (i)	16,218	8,233	24,451
Call option in the acquiree (ii)	(10,891)	(10)	(10,901)
Contingent consideration (iii)	3,670	(920)	2,750
Total	58,324	7,303	65,627

(i)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(ii)	The option has been evaluated in accordance with pre-determined formulas and was recorded in the consolidated statement of financial position as Derivative financial instruments. R$ 10,901 represents the final evaluate on acquisition date. This value is periodically recalculated and as of September 30, 2021 is included in the amount of R$ 4,959 mentioned in Note 2.1.

(iii)	Questor’s contingent consideration will be paid to the selling shareholders after the closing of the 2021 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue, number of new clients and profit margin that Questor will have at the end of 2021.

24.2.3.3.	Sponte

	Sponte As of December 31, 2020 (Preliminary)	Adjustments PPA	Sponte As of September 30, 2021 (Final)
Cash consideration paid to the selling shareholders in 2020	56,500	-	56,500
Cash consideration to be paid to the selling shareholders after 2020	6,500	-	6,500
Non-controlling interest in the acquiree (i)	527	1,765	2,292
Contingent consideration (ii)	17,026	6,803	23,829
Total	80,553	8,568	89,121

(i)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(ii)	Sponte’s contingent consideration will be paid to the selling shareholders after the closing of the 2023 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue that Sponte will have at the end of 2023. The contingent consideration is limited to R$ 31,500.

24.3.	Acquisition of assets

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

On July 5, 2021, the Group acquired 100.0% interest in Nodis Tecnologia S.A. (“Nodis”), through the conversion of convertible loans in the amount of R$ 8,202, the delivery of R$ 849 in STNE shares and disbursements in the amount of R$ 2,220. Through this transaction, the Group acquired an all-channel retail technology to digitize customers from the physical world and help them sell through multiple channels.

After assessing the transaction, the Group determined that the acquisition of Nodis did not constitute business combination, being recognized as asset acquisition, and therefore recorded at cost. Cost was allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of purchase. The respective intangible assets were recognized and measured based on an allocation of the overall cost of the transaction, with reference to their relative fair values. No goodwill was recognized.

25.	Subsequent events

25.1.	Reclame Aqui

On October 28, 2021 the Group entered into a Share Purchase Agreement (“SPA”) to acquire an equity interest on Reclame Aqui Holdings Limited (“Reclame Aqui”), an unlisted company based in Delaware City, United States. The transaction is subject to approval by Brazilian Antitrust Authority (CADE). Reclame Aqui main activity is related to a public electronic platform destined for the resolution of conflicts between customers and companies in Latin America. The Group will also have the right to join the Board of Directors of Reclame Aqui with two seats out for four. The Group is still assessing additional information in the arrangement and awaiting the antitrust authority to define the accounting treatment of the acquisition.